Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono +39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

Olivetti S.p.A. - File No. 82-5181

02060366

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti

SUPPL

Ivrea, 8th November 2002

Re: **Olivetti S.p.A.--File No. 82-5181**

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Two press releases issued by the Company on 29th October 2002 (Tiglio Project) and 7th November 2002 concerning, inter alia, approval of the Company's Quarterly Report.

Each such document indicates the file number in the upper right hand corner of each unbound page and the first page of each bound document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone
(General Counsel)

(Encls.)

NB The English translation of the Company's Quarterly Report will follow shortly.

olivetti TELECOM ITALIA SEAT PG

PRESS RELEASE

PROGETTO TIGLIO NOW OPERATIONAL

OLIVETTI - TELECOM ITALIA GROUP: ASSETS WORTH AROUND €1,585 MILLION TRANSFERRED

GROSS CAPITAL GAINS OF €70 MILLION FOR OLIVETTI POSITIVE IMPACT ON EARNINGS OF €220 MILLION FOR TELECOM ITALIA AND €5 MILLION FOR SEAT PG

POSITIVE FINANCIAL IMPACT OF AROUND €495 MILLION (TELECOM ITALIA €290m, SEAT PG €40m AND OLIVETTI €165m)

Milan, 29 October 2002 – The Olivetti-Telecom Italia Group today transferred real estate assets worth around **€1,585** million to Tiglio I and Tiglio II, two real estate companies controlled by the Morgan Stanley Real Estate Funds.

The Olivetti-Telecom Italia Group is to retain minority shareholdings in these companies commensurate with the value of the assets transferred. Specifically, Olivetti will be retaining **8.84%,** Telecom Italia **36.85%** and Seat Pagine Gialle **2.1%** of Tiglio I, while Telecom Italia is to hold a **49.47%** stake in Tiglio II following the transfer of the company's assets management unit.

Olivetti is to realize gross capital gains of around **€70 million** from the operation, as well as generating a positive pre-tax financial impact in the order of **€165 million** from aggregate assets transferred corresponding to around **€225 million.**

For Telecom Italia, following the transfer of assets worth around **€1,360 million** to Tiglio I and Tiglio II (of which approximately **€50 million** belonging to Seat Pagine Gialle, around **€840 million** in real estate assets taken on from Imser and around **€470 million** in other real estate assets transferred), for the current year the operation will have a positive pre-tax economic impact of around **€220 million** for Telecom Italia S.p.A. and an impact of around **€5 million** for Seat Pagine Gialle (making a total of **€370 million** at consolidated Telecom Italia Group level). The pre-tax financial impact on the Telecom Italia Group during the current year corresponds to around **€330 million** (of which **€40 million** pertaining to Seat Pagine Gialle). These sums are in addition to the capital gains realized in 2000 generated by the real estate spin-offs undertaken that year.

Today's real estate transfers constitute the executive phase of the agreement struck in recent months between the Olivetti-Telecom Italia Group, the Pirelli Group and companies controlled by the Morgan Stanley Real Estate Funds. Among other elements, the agreement calls for realization of the value of Tiglio I and Tiglio II assets during 2003 through market operations undertaken as part of a strategy designed to contribute to financial real estate market growth and offer significant opportunities for the Olivetti-Telecom Italia Group to achieve optimum realization of value from residual stakes held in these two vehicles in the wake of today's transfers.

Cautious estimates regarding monetization of equity stakes in Tiglio I and Tiglio II over the next few years, at values commensurate with the transfer value of these assets and inclusive of amounts realized in 2002, see Olivetti and Telecom Italia generating liquidity prior to tax corresponding to around €225 million and €690 million respectively by the time this process is completed (of which over €50 million accruing to Seat Pagine Gialle).

For Telecom Italia, today's move essentially completes the realization of value from the Group's most valuable real estate assets. This is part of a process that began in 2000 with spin-offs undertaken in accordance with the strategy to focus on core business. The operation, involving assets worth around **€2.9 billion**, led to the foundation of Telemaco Immobiliare (recipient of assets worth around **€850 million** and initially 45%-owned by Beni Stabili, 40%-owned by Telecom Italia and 15%-owned by Lehman Brothers). The recent sale of Telemaco Immobiliare to WhiteHall (Goldman Sachs funds) generated pre-tax gains for Telecom Italia S.p.A. of around €160 million and a positive pre-tax financial impact in the order of €225 million. The operation has also included the foundation of Im.Ser (with real estate assets worth in the order of **€2,050 million**, 60%-owned by Beni Stabili and 40%-owned by Telecom Italia), which in the last few days underwent a split with the assignment of assets with a book value (prior to depreciation) of around **€1,220 million** to the Beni Stabili Group and of around **€820 million** to the Telecom Italia Group. As previously announced, the Telecom Italia Group passed on these assets to the Tiglio venture.

At the same time as these latest moves, Olivetti Multiservices and Telecom Italia have completed the transfer of their real estate services units (excluding facilities management) to the Pirelli & C. Real Estate Group, which is to integrate these units into the company's specialist in-house structures. This restructuring of services operations, which will see around 170 members of staff moving to the Pirelli Group, has been implemented through the disposal of Telecom Italia and Olivetti Multiservices property management, project management and agency units in exchange for a price equal to around €15 million for Telecom Italia and €3 million for Olivetti Multiservices. These values were established on the basis of independent assessments arranged by KPMG.

Plans are currently under preparation to concentrate Telecom Italia and Olivetti Multiservices facility management operations through the establishment of a new company that will be large enough and have the requisite expertise to become a leader on the Italian market.

Lazard Real Estate has served as financial advisor to Olivetti and Telecom Italia; Studio Chiomenti has been legal advisor in this operation.

Telecom Italia
Communication & Media Relations
+39 0636882023/2066
www.telecomitalia.it/press
Investor Relations
+39 0636882381/3378
www.telecomitalia.it/investor_relation

Olivetti
Press Office and Communications
+39 0125 522885/2639
Investor Relations
+39 0636883378
www.olivetti.com

Seat
Internet & Media Press Office
+39 06 36882023/2066
comunicazione.stampa@seat.it
Investor Relations
+39 011 4352557
investor.relations@seat.it

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Board approves quarterly report at 30/9/2002

OLIVETTI GROUP AT 30 SEPTEMBER 2002

- **Consolidated revenues: 23,203 million euro (+0.3%) (+2.5% net of exchange-rate effect)**
- **Ebit before non-recurring income and charges: 4,694 million euro (+556 million against 2001) (a return of 20.2% on revenues)**
- **Consolidated earnings before amortisation of goodwill on Telecom Italia: 110 million euro (loss of 1,206 million euro at 30 September 2001)**
- **Consolidated loss after amortisation of goodwill on Telecom Italia: 860 million euro (loss of 2,180 million euro at 30 September 2001)**
- **Net financial indebtedness down 4,403 million euro (from 31 December 2001) to 33,959 million euro**

OLIVETTI S.P.A. AT 30 SEPTEMBER 2002

- **Net earnings: 636 million euro**
- **Net financial indebtedness down 366 million euro (from 31 December 2001) to 15,956 million euro**

2002 full-year outlook

- **Significant earnings at Olivetti S.p.A.**
- **Earnings before amortisation of Telecom Italia goodwill and before taxes for the Olivetti Group**
- **Resumption of dividend expected**

*****

- **New Company Code of Behaviour with regard to insider dealing**

olivetti

Ufficio Stampa e Comunicazione – Press Office and Communications

Milan, 7 November 2002

Milan, 7 November 2002 - At a meeting today chaired by Antonio Tesone, the Olivetti Board of Directors approved the quarterly report at 30 September 2002.

Olivetti Group

The Group's business results for the third quarter and the first nine months of 2002 were significantly affected by the changes that took place in the consolidation area during the second half of 2001. Specifically, in the Telecom Italia Group, the income statement and assets and liabilities of the Argentine Nortel Inversora Group were excluded from the consolidation (the Group was consolidated on a proportional basis in the first half of 2001). To permit comparison between the two periods, the results for the third quarter and first nine months of 2001 have been restated by excluding the Nortel Inversora Group.

Consolidated net **revenues** for the first nine months of 2002 amounted to **23,203** million euro (including 22,440 million euro at the Telecom Italia Group), an increase of 0.3% from the first nine months of 2001 (or 2.5% excluding the negative impact of exchange-rate trends).

Operating costs and other net charges amounted to **18,509** million euro (16,706 million euro for the Telecom Italia Group), giving a ratio to consolidated revenues of 79.8%, **a decrease of 2.3 percentage points** from the corresponding year-earlier period.

EBIT before non-recurring income and charges amounted to **4,694** million euro, an **increase** of 556 million euro from the first nine months of 2001, giving a return on revenues of 20.2% (17.9% in the first nine months of 2001).

Non-recurring income totalled **2,557** million euro (2,434 million euro for the Telecom Italia Group), an increase compared to the 553 million euro for the first nine months of 2001. Non-recurring income arose largely from the capital gains recorded on the sale of the equity investments in Auna, Bouygues Décaux Telecom, Mobilkom Austria and Lottomatica.

Non-recurring charges amounted to **3,108** million euro (an increase from the 2,069 million euro for the first nine months of 2001). They included 3,090 million euro for the Telecom Italia Group, mainly as a result of writedowns of overseas investee companies (including Is Tim Turkey), provisions in respect of the sale of the 9Télécom equity investment and measures taken to trim the workforce.

EBIT therefore totalled **4,143** million euro, a return of **17.8%** on revenues, and was up by 1,521 million euro compared to the first nine months of 2001 (2,622 million euro, a return of 11.4% of revenues).

Interest expenses and other financial charges, net, amounted overall to **1,884** million euro (1,804 million euro in the first nine months of 2001). They included 1,240 million euro for the Telecom Italia Group, an increase compared to 30 September 2001 (1,112 million euro) due to the negative exchange-rate effect on the South American equity investments, and 644 million euro for the other Group companies, down from 692 million euro in the first nine months of 2001.

Value adjustments to financial assets generated a writedown of **685** million euro (a writedown of 1,426 million euro in the first nine months of 2001); this included 598 million euro for Telecom Italia, due in the main to the amortisation of goodwill arising on the purchase of equity investments in companies valued with the equity method, to the Group's share of the results reported by Stream and Is Tim Turkey and other companies valued with the equity method and to the writedowns of securities held as current assets.

Income taxes amounted to an estimated **1,057** million euro (1,322 million euro for the Telecom Italia Group).

After taxes and minority interests, the Group reported a **net consolidated loss of 860** million euro, an improvement of 1,320 million euro from the loss of 2,180 million euro reported for the first nine months of 2001. Before amortisation of **goodwill** on the purchase of Telecom Italia, the Group had **net consolidated earnings of** 110 million euro (a **loss** of 1,206 million euro for the corresponding year-earlier period).

The Olivetti Group's **total shareholders' equity** at 30 September 2002 amounted to **22,805** million euro (11,529 million euro after minority interests); it was 23,296 million euro at 30 June 2002 (11,927 million euro after minority interests).

Also at 30 September 2002, Olivetti Group **net financial indebtedness** totalled **33,959** million euro, a **decrease** of **4,403 million euro** from 31 December 2001. The reduction included 4,278 million euro arising from the financial surplus at the Telecom Italia Group (reflecting proceeds on disposals and cash generated by operating activities, offset in part by capital expenditure and dividend payouts) and 125 million euro arising from the financial surplus of the other Olivetti Group companies, which reflected dividends collected from Telecom Italia and proceeds on the sale of the Lottomatica equity investment, net of outlays mainly for financial charges.

At 30 September 2002 the Olivetti Group companies included in the consolidation had **109,942 employees** (116,020 at 31 December 2001).

The Olivetti Group in the July-September 2002 quarter

Consolidated revenues amounted to **7,660** million euro (7,451 million euro for the Telecom Italia Group).

Operating costs and other net charges amounted **to 5,963** million euro (5,398 million euro for the Telecom Italia Group), giving a ratio to revenues of 77.8%, down in respect of the first half of 2002 (80.7%) and the third quarter of 2001 (81.4%).

EBIT before non-recurring income and charges amounted to **1,697** million euro, up by 247 million euro from the third quarter of 2001, and giving a return on revenues of 22.2% (18.6% in the 2001 third quarter).

Non-recurring income was **1,384** million euro and **non-recurring charges** were **2,142** million euro, mainly relating to the Telecom Italia Group as a result of disposals during the third quarter and extraordinary writedowns on equity investments.

EBIT amounted to **939** million euro (**negative** EBIT of 232 million euro in the third quarter of 2001).

Interest expenses and other financial charges, net, amounted overall to **540** million euro (343 million euro for the Telecom Italia Group), a decrease from 662 million euro in the third quarter of 2001.

Value adjustments to financial assets generated a writedown of **226** million euro, of which 195 million euro for the Telecom Italia Group.

Income taxes amounted to an estimated **211** million euro and related chiefly to the Telecom Italia Group.

After taxes and minority interests, the Group posted a third-quarter **net consolidated loss of 349** million euro (a loss of 1,093 million euro in the third quarter of 2001). **Before amortisation of goodwill** on the purchase of Telecom Italia, the Group had a loss of just 25 million euro.

*****

The Parent Company Olivetti S.p.A.

Olivetti S.p.A. closed the first nine months of 2002 with **net earnings of 636 million euro** (compared to a **loss of 898 million euro** in the first nine months of 2001). In the third quarter, it posted a **net loss of 213** million euro, an **improvement of 36 million euro** from the third quarter of 2001.

The overall earnings improvement compared to the 2001 figures was due to the increase in income from equity investments as a result of the first-half booking of the portion of Telecom Italia 2001 dividends distributed in May from reserves (844 million euro), and tax credits (for 483 million euro) on total dividends collected. The improved earnings figure also reflected capital gains arising from the sale of the equity investments in Lottomatica (158 million euro) and Webegg (9 million euro).

Parent company **shareholders' equity** at 30 September 2002 amounted to **15,907** million euro (15,235 million euro at 31 December 2001); **net financial indebtedness** was **15,956** million euro, down by 366 million euro from 31 December 2001 (16,322 million euro). The debt reduction was largely due to dividend income (904 million euro) and proceeds arising from the sale of the equity investments in Lottomatica and Webegg (218 million euro), offset by outlays totalling 756 million euro, mainly for financial charges.

Events subsequent to 30 September 2002

As part of its refinancing and debt-maturity-profile improvement programme, in October Olivetti completed the re-opening of three existing bonds for an aggregate amount of 1,550 million euro.

Completing the previously announced Tiglio project, on 29 October Olivetti transferred operations and property assets to Tiglio I, a real estate company controlled by The Morgan Stanley Real Estate Funds in which Olivetti will hold an 8.84% equity investment. The operation generated a gross gain of approximately **70** million euro for Olivetti and had a positive financial

impact, gross of taxes, of around **165** million euro, while the aggregate value of the transferred assets was approximately **225** million euro.

2002 full-year operating outlook

In view of the foreseeable performance of the Telecom Italia Group, the Olivetti Group should report a **positive consolidated earnings figure before taxes and before amortisation of goodwill** on the acquisition of Telecom Italia.

Including fourth-quarter financial charges and other operating costs, **Olivetti S.p.A.** expects to report a **strong full-year earnings** figure following the dividends to be paid out by Telecom Italia, which will be booked in December 2002.

In light of the above, **the parent company expects to resume dividend payouts.**

*****

New Company Code of Behaviour with regard to insider dealing

The Board of Directors has also adopted a Company Code of Behaviour with regard to insider dealing.

The Code of Behaviour has been prepared in compliance with regulations introduced recently by the Italian Stock Exchange, which, as is commonly known, include the obligation for listed companies to make periodical disclosure regarding operations undertaken on listed securities belonging to the issuer and to its subsidiaries by parties who may have access to price sensitive information, with effect from 1 January 2003.

The document responds to the framework regulations published by the Italian Stock Exchange in the following ways:

- A flexible approach to identifying the pool of persons who are subject to disclosure obligations, in order to be able to take into account contingent situations requiring access to confidential information.
- Extension of the obligation to provide notification to include operations carried out on listed financial instruments issued by parent companies (in addition to subsidiary companies).
- A significant reduction in the quantitative threshold regarding the size of operations subject to market notification on a quarterly basis (from 50,000 to 30,000 euros) or immediately at the time of execution (from 250,000 to 80,000 euros).
- Extension of the obligation for transparency to include dealings regarding the exercise of stock options or pre-emption rights, in addition to all operations regarding financial instruments issued by Group companies, even when realized within the framework of management relations on an individual basis regarding investment portfolios for which the client has foregone the right to issue instructions.
- "*Black-out periods*", that is to say predetermined periods during which persons who are subject to the provisions of the Code may not undertake dealings.

The Code of Behaviour also provides for a system of strict sanctions which, for Directors and Auditors, includes the option of seeking removal from office from the Shareholders' Meeting.

The Code is being brought into effect in advance of the compulsory date set out in the Stock Market Regulations (1 December 2002 as opposed to 1 January 2003). For notification purposes,

dealings undertaken in the month of December 2002 shall be presented together with those undertaken during the first quarter of 2003.

*****

The Board of Directors accepted the resignation of Pietro Modiano, effective as from 7 November, and coopted Paola Pierri, Managing Director of Unicredit Banca Mobiliare, to replace him.